UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

White River Energy Corp

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

34963A 101

(CUSIP Number)

Jay Puchir

609 W/ Dickson St., Suite 102 G

Fayetteville, AR 72701

(800) 203-5610

December 31, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Jay Puchir
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,990,063 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,990,063 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,990,063 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.4% (2)
14.	Type of Reporting Person IN

(1)	Consists of (i) 687,063 shares of Common Stock held by Atikin Investments LLC, an entity in which the Filing Person holds voting control and 50% of the membership interests, (ii) 800,000 shares of Common Stock held by Overcoming the Odds Foundation, a charitable organization over which the Filing Person holds shared voting control with his wife, and in which the Filing Person does not have a pecuniary interest, and (iii) 503,000 shares of Common Stock.
(2)	Based on 45,586,004 shares of common stock outstanding as of December 31, 2023, according to information provided by the issuer and its transfer agent.

ITEM 1. SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of White River Energy Corp, a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 609 W/ Dickson St., Suite 102 G, Fayetteville, AR.

ITEM 2. IDENTITY AND BACKGROUND

(a) This statement is filed on behalf of Jay Puchir (the “Filing Person”).

(b) The principal business address of the Filing Person is c/o White River Energy Corp, 609 W/ Dickson St., Suite 102 G, Fayetteville, AR.

(c) The Filing Person’s principal occupation is serving as Chief Financial Officer and as a director of the Issuer.

(d) During the last five years, the Filing Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Filing Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) The Filing Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Atikin Investments LLC, an entity which the Filing Person controls, received 687,063 shares of the Issuer’s Common Stock in November 2019 in exchange for shares of Banner Midstream Corp. in a reverse merger transaction.

Overcoming the Odds Foundation received 800,000 shares of the Issuer’s Common Stock as a charitable donation.

The Filing Person received 500,000 shares of Common Stock on November 30, 2023 upon vesting of RSUs granted to him as compensation for his services as an officer of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION

The information set forth in Item 3 above is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)

Aggregate Number and Percentage of Class of Securities

The beneficial ownership percentages disclosed below are based on 45,586,004 shares of common stock outstanding as of December 31, 2023, according to information provided by the issuer and its transfer agent. The Filing Person is deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the shares of the Issuer’s common stock held by the entities listed in the table above, although he does not have a pecuniary interest in the shares held by Overcoming the Odds Foundation. To the extent the Filing Person is deemed to beneficially own such shares, the Filing Person disclaims beneficial ownership of these securities for all other purposes.

(b)	The Filing Person has voting and dispositive power over the Issuer’s securities as described above in Item 5(a).

(c)	No reportable transactions occurred during the past 60 days prior to the date hereof.

(d)	To the best knowledge of the Filing Person, except with respect to the shares held by the entities set forth in the table above, no person, other than the Filing Person, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities of the Issuer beneficially owned by the Filing Person.

(e)	As of December 31, 2023, the Filing Person has ceased to be the beneficial owner of more than five percent of the class of securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

To the knowledge of the Filing Person, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in Item 2 and between such person and any person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2024	/s/ Jay Puchir
Date	Jay Puchir

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.